Amendment No. 2 to
                                                  SEC File No. 70-8971




                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  DECLARATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                     GPU INTERNATIONAL, INC.("GPU International")
                         GPU ELECTRIC, INC. ("GPU Electric")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                      (Names of companies filing this statement
                         and addresses of principal offices)


                                  GPU, INC. ("GPU)
          (Name of top registered holding company parent of the applicants)


          W. S. Greengrove, Secretary        Douglas E. Davidson, Esq.
          GPU International, Inc.            Berlack, Israels & Liberman LLP
          GPU Electric, Inc.                 120 West 45th Street
          One Upper Pond Road                New York, New York  10036
          Parsippany, New Jersey  07054

                 ____________________________________________________
                     (Names and addresses of agents for service)





               GPU  International  and  GPU  Electric  hereby  amend  their

          Declaration on Form  U-1, docketed  in SEC File  No. 70-8971,  as heretofore amended, as follows:



               1.   By  adding the following  as a new  paragraph (D)(5) to

                    Item 1:



                    (5)  The GPU Companies believe that the ability to
               pay dividends to GPU out of distributable cash generated by the GPU Companies will benefit the GPU System because GPU would be able to apply these amounts to reduce outstanding bank borrowings and/or to fund other subsidiary operations.


               2.   By adding the following sentence to the end of Item 4:



               It is requested that the Commission reserve jurisdiction pending completion of the record over the payment of dividends out of capital or unearned surplus by any subsidiary of GPU International or GPU Electric that GPU International or GPU Electric subsequently may be authorized by rule or order to acquire.


               3.   By completing Item 2 as follows:


                    ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

                    The estimated fees,  commissions and expenses  expected
               to be incurred in connection with the proposed transactions are as follows:


                    Legal fees:
                      Berlack, Israels & Liberman LLP            $ 5,000

                    Miscellaneous                                  5,000

                        Total                                    $10,000





               4.   By filing the following exhibit in Item 6 thereof:

                    Exhibit:

                         F-1(b)    -    Opinion of Berlack, Israels &
                                        Liberman LLP.





                                      SIGNATURE

               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935,  THE UNDERSIGNED COMPANIES HAVE DULY CAUSED

          THIS  STATEMENT TO BE SIGNED  ON THEIR BEHALF  BY THE UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.



                                        GPU INTERNATIONAL, INC.
                                        GPU ELECTRIC, INC.



                                        By:/s/ Bruce  L. Levy

                                             Bruce L. Levy
                                             President

          Date: February 19, 1997